Exhibit 4.32

TERMINATION AGREEMENT

Between

CELYAD SA

And

LIFE SCIENCE STRATEGY CONSULTING SPRL

And

Mr. CHRISTIAN HOMSY

Dated

April 1st, 2019

THIS AGREEMENT is entered into on April 1st, 2019,

BETWEEN

(1)

CELYAD, a public limited liability company (société anonyme) incorporated under the laws of Belgium, making of having made a public appeal on savings, with registered office at 1435 Mont-Saint-Guibert (Belgium), Rue Edouard Belin 2, and registered with the Crossroads Bank for Enterprises under number 0891.118.115, hereinafter referred to as the “Company”,

(2)

LIFE SCIENCE STRATEGY CONSULTING, a private limited liability company (société privée à responsabilité 1imitée) incorporated under the laws of Belgium, with registered office at 1380 Lasne (Belgium), Chaussee de Louvain 574/A, and registered with the Crossroads Bank for Enterprises under number 0544,869.388, hereinafter referred to as “LSS”,

(3)	Mr. HOMSY Christian, residing at 1380 Lasne (Belgium), Chaussee de Louvain 574/A,

hereinafter referred to as “Mr. Homsy”,

The Company, Mr. Homsy and LSS are collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

(A)

On 24 July 2007, Mr. Homsy was appointed director of the Company. On the same date, the daily management of the Company was also entrusted to Mr. Homsy, making him the managing director (administrateur-délégué) of the Company.

(B)

On 22 February 2008, the Company and Mr. Homsy entered into a management services agreement in which Mr, Homsy agreed to provide consulting, trading and management services in the field of medical technologies including cellular therapies to the Company and was, amongst others, entrusted with the daily management of the Company (the “Management Services Agreement”).

(C)

On 5 May 2014, the general meeting of shareholders of the Company decided to replace Mr. Homsy in his capacity of director of the Company, with his management company, i.e. LSS, represented by Mr. Homsy as its permanent representative. Therefore, Mr. Homsy was replaced by LSS as a party under the Management Services Agreement and the latter performed (and was paid for) the services it rendered thereunder as from 5 May 2014.

(D)

LSS, represented by Mr. Homsy as its permanent representative, was also appointed as (managing) director by the competent corporate bodies of the following companies that are directly or indirectly controlled by the Company: Celyad Inc., BMS SA and Corquest Medical Inc. (the “Group Companies”).

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(E)

In the framework of the termination of LSS’s position as managing director of the Company and (managing) director of the Group Companies, the Parties faced a disagreement relating to the terms and conditions of such termination (the “Dispute”).

(F)

After having conducted rigorous negotiations, the Parties have found an agreement and decided to settle the Dispute. The final terms of their settlement are described in this Termination Agreement (the “Agreement”). The Parties have resolved, by way of mutual concessions and without prejudice, to definitely terminate the Management Services Agreement together with the Dispute existing between them on an amicable basis in the manner as set out hereunder.

THE FOLLOWING IS HEREBY AGREED

Article	1. Interpretation

1.1.

The titles and headings included in the Agreement are for convenience only and do not express in any way the intended understanding of the Parties. They shall not be taken into account in the interpretation of the provisions of this Agreement.

1.2.	References in the Agreement to Articles and Exhibits are references to those set forth in this Agreement unless otherwise specified.

1.3.	The words “include”, “includes”, “including” and all forms and derivations thereof shall mean including but not limited to.

1.4.

All periods of time set out in this Agreement shall be calculated from midnight to midnight. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is a Saturday, a Sunday or a bank holiday in Belgium, the expiration date shall be postponed until the next business day.

1.5.	Unless otherwise provided herein, all references to a fixed time of a day shall mean Brussels time.

Article	2. Settlement

Without prejudice to the performance of this Agreement, the Parties acknowledge that the Agreement constitutes a settlement (transaction) within the meaning of Articles 2044 and following of the Belgian Civil Code, and accordingly puts a final and irrevocable end to the Dispute existing between them, and to any dispute, whether present or future, directly or indirectly related to the Dispute.

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Article	3. Termination of the Management Services Agreement

3.1.	The Parties agree by mutual consent to terminate the Management Services Agreement with effect on 1st April 2019 (the “Termination”).

3.2.

The Parties however agree that Article 5 (Confidential Information), Article 6 (Non-solicitation of customers and employees), Article 7 (Data protection) of the Agreement, shall survive Termination of the latter. LSS will be considered to have satisfied its obligations under the article 11 of the Agreement by providing to the new CEO of the Company all access to its folders, documentation, files, archives whatsoever, without limitation, in order to ensure a smooth transition to the CEO and no disruption to the function.

3.3.	None of the Parties will be entitled to any compensation based on or in connection with the Termination, except for the payments agreed to in this Agreement.

Article	4. Resignation

4.1

LSS shall resign from his position as CEO of the Company as of April 1st and, upon request of the Company, from all its positions within the Group Companies. LSS undertakes to execute such resignation letters as may be requested by the Company to address the latter to the relevant corporate body of the respective company. The Company acknowledges that the managing has duly performed the Services, as defined under Article 2 of the Management services Agreement and grants him full discharge hereto.

4.2

For the sake of clarity, the Parties confirm that LSS does not resign in his capacity of director of the Company and that Mr. Homsy will remain permanent representative of the latter for that position.

Article	5. Rights acquired under the Company’s warrants plans

5.1

Since LSS will continue its activities for the benefit of the Company after the termination of the Management Services Agreement through a new short term services agreement and a position as board member, the Parties confirm that the termination of the Management Services Agreement does not breach the condition of presence imposed by the Warrants Plans implemented by the Company in favor of Mr. Homsy in the past, notably the warrants allocated to him in June 2017 and January 2019.

Article	6. Termination indemnity

6.1

The Company shall pay to LSS a termination indemnity in the form of a lump sum amount of EUR 300,000 (excl. VAT) (the “Indemnity”). The amount of the Indemnity is below the “one year remuneration” cap provided under Article 554 of the Companies Code.

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6.2	The Indemnity shall be paid within fifteen (15) days of the signature date of this Agreement by way of a wire transfer to LSS’s bank account:

Bank name: BNP Paribas Fortis

IBAN: BE62 0017 1872 0061

LSS shall be solely and fully responsible for all taxes, social security contributions and duties to be paid in relation to the Indemnity.

Article 7.	Fees

7.1	Parties agree that all outstanding fees, expenses, bonus or any other payment that may have been due by the Company to LSS and/or Mr. Homsy have been settled by the Company, except:

(i)	the Indemnity;

(ii)	the fees due under the Management Services Agreement for the month of March 2019, being EUR 34.753 excluding VAT;

(iii)	the fees due under the Management Services Agreement as 2018 bonus, being EUR 170.400 excluding VAT;

(iv)	26.000 EUR excluding VAT as expense due to LSS as group insurance program (assurance groupe) for the year 2019.

(v)	111,57 EUR excluding VAT due to LSS as reimbursement of expenses incurred for the Company.

The amounts referred to under points (ii) to (iv) above will be invoiced by LSS and paid by the Company in a 10 days delay from the reception of the appropriate invoice.

Article 8.	Full and final settlement – Waiver

8.1

Without prejudice to the performance of this Agreement and the possibility for each Party to seek enforcement thereof, the Parties hereby irrevocably waive all potential and/or actual claims, actions, compensations and/or indemnities, whether known or unknown and wheresoever brought, which they could exercise or invoke against each other, against any of their subsidiaries (including the Group Companies), shareholders and other companies or legal persons of whatever nature, affiliated or associated wheresoever, whether former, present or future, and/or against any private person that has acted or is still acting for the account of the latter in the capacity of shareholder, director, member of staff, independent service provider or in any other capacity whatsoever, in connection with the Dispute.

8.2	This Agreement must be considered as the full and final settlement of accounts between the Parties regarding the Dispute.

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8.3

Each Party hereby explicitly undertakes not to either commence, initiate or pursue any legal action of whatever nature against one another, including actions before the courts, arising out of or in connection with the Dispute.

8.4

The Parties (i) acknowledge to be aware of their respective rights and obligations under the Agreement, and (ii) expressly and irrevocably waive the right to invoke any possible error, mistake or misunderstanding, either by right and/or by fact, known or unknown, with respect to the existence and/or scope of their rights.

8.5

The Parties expressly and irrevocably waive the right to dispute or challenge the validity of the Agreement. In case one Party is in default of its obligations under the Agreement, then the other Party may seek performance of the Agreement from such Party, without prejudice however to the right to seek compensation of damages. Such default will however not affect the rights and obligations of the other Party under the Agreement.

Article 9.	Authority

9.1	Each of the Parties represents and warrants that it has the authority to enter into this Agreement.

9.2	The individuals executing this Agreement on behalf of a Party represent and warrant that they have been provided with an adequate authorization of the Party on whose behalf the Agreement is executed.

Article 10.	Confidentiality

10.1

The Parties shall keep the content and existence of the Agreement confidential and shall not disclose such information to third parties, except with the prior consent of another Party or when under a legal obligation to do so.

10.2	The Company will inform the market and the market authority in conformity in conformity with the applicable law.

Article 11.	Miscellaneous

11.1.

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements or arrangements, oral and written, between the Parties relating to the subject matter thereof. No amendment of modification of this Agreement shall be binding, unless made in writing and duly executed by all Parties.

11.2.

Should any provisions of this Agreement be legally invalid or unenforceable, the validity of the remaining provisions of this Agreement shall remain unaffected. The invalid or unenforceable provision shall be replaced by such valid provision as comes as close as possible to the economic purpose of the invalid or unenforceable provision.

11.3.	No amendment of the Agreement shall be valid or effective unless it is in writing and signed by or on behalf of each of the Parties.

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11.4.	It is understood that each Party shall bear its own costs, expenses and fees, including lawyers’ fees, connected to the Dispute and the Agreement.

11.5.	The Agreement shall be governed exclusively by Belgian law.

11.6.

Any and all disputes among Parties concerning the conclusion, validity, interpretation or performance of the Agreement as well as any other dispute in relation to or in connection with the Agreement shall be referred to the exclusive jurisdiction of the courts of Brussels.

IN WITNESS HEREOF, the Parties have caused this Agreement to be executed on April 1st, 2019 in as many original copies as there are parties having different interests, whereby each Party declares that it has received an original copy.

The Company

Michel Lussier	Chris Buyse
Chairman of the Board	Director

LSS	Mr. Homsy

Christian Homsy
Manager

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